UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 6

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINCARE HOLDINGS INC.

(Name of Subject Company (Issuer))

LINDE US INC.

(Offeror)

A Wholly Owned Indirect Subsidiary of

LINDE AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

Solms Wittig

Linde AG

Klosterhofstrasse 1

80331 Munich

Germany

+49-89-35757-01

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard Hall, Esq.

Mark I. Greene, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,587,363,169.00	$411,111.82

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 86,442,486 shares of Lincare Holdings Inc. common stock (representing the shares of common stock outstanding as of June 29, 2012) by $41.50 per share, which is the offer price.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $411,111.82	Filing Party: Linde AG and Linde US Inc.
Form of Registration No.: Schedule TO	Date Filed: July 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Linde US Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 11, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of Lincare Holdings Inc., a Delaware corporation (the “Company”), at a price of $41.50 per Share, subject to any required withholding of taxes, net to the seller in cash and without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Depositary has advised Purchaser that a total of 77,797,198 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 88.85% of the Shares outstanding. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment.

On August 13, 2012, Parent consummated the Merger pursuant to the terms of the Merger Agreement. Purchaser merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned indirect subsidiary of Parent. In order to accomplish the Merger as a short-form merger, Purchaser exercised the Top-Up Option pursuant to the Merger Agreement, which permitted Purchaser to purchase additional Shares directly from the Company for $41.50 per Share, which is the same amount per Share that was paid in the Offer. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive $41.50 in cash, subject to any required withholding of taxes and without any interest thereon, which is the same amount per Share that was paid in the Offer, except for (i) Shares owned by Parent or Purchaser and Shares owned by the Company as treasury stock, which were cancelled and ceased to exist, (ii) Shares owned by a subsidiary of the Company or a subsidiary of Parent (other than Purchaser), which were converted into and became shares of common stock of the surviving corporation, and (iii) Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to the DGCL. The Shares will no longer be listed on the NASDAQ Global Select Market. Pursuant to the terms of the Merger Agreement, on August 13, 2012, the directors of Purchaser immediately prior to the Effective Time became the directors of the Company following the Merger.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(N)	Joint Press Release issued by Linde AG and Lincare Holdings Inc. on August 13, 2012.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINDE AG

By	/s/ Solms Wittig

Name:	Solms Wittig
Title:	Chief Legal Officer

By	/s/ Tim Husmann

Name:	Tim Husmann
Title:	Head of Mergers and Acquisitions

LINDE US INC.

By	/s/ Jens Luehring

Name:	Jens Luehring
Title:	Chief Financial Officer

Signature Page to Amendment No. 6 to Schedule TO

Exhibit Index

Exhibit	Exhibit Name

(a)(5)(N)	Joint Press Release issued by Linde AG and Lincare Holdings Inc. on August 13, 2012.*

*	Filed herewith